UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of October, 2004

ADB Systems International Ltd.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7

(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ADB SYSTEMS INTERNATIONAL LTD.

On October 22, 2004, ADB Systems International Ltd. (“ADB” or the “Company”) announced that it raised Cdn.$520,000 through the issuance of convertible secured notes to a group of private investors (the “Convertible Notes Financing”), and is proceeding with a private equity placement expected to generate up to Cdn.$1.5 million in the coming weeks (the “Private Placement”). This new funding will be used to sustain the Company’s day-to-day operations, including the continued rollout of its joint venture with General Electric Company.

Under the terms of the Convertible Notes Financing, investors will be able to convert their notes at any time during the three-year term into units priced at Cdn.$0.20, with each unit consisting of one common share and one-half of one warrant. Each full warrant may be exercised into one common share for a term of four years at the exercise price of Cdn.$0.40 each. Automatic conversion of the notes, and any accrued interest thereon, will occur following a four-month period from the date of issue if the trading price of ADB’s common shares on the Toronto Stock Exchange for a 10 consecutive trading period is higher than Cdn.$0.45. ADB will pay noteholders interest at an annual rate of 11% on principal amounts converted prior to maturity and on any principal amount outstanding at maturity. The notes are secured against the assets of the Company. Members of ADB’s senior management and Board of Directors will hold approximately 50% of the notes.

The Private Placement, which is expected to raise up to Cdn.$1.5 million, will consist of units priced at Cdn.$0.20. Each unit consists of one common share of the Company and a three-year warrant to acquire one common share at an exercise price of Cdn.$0.35 each. The financing arrangement is subject to regulatory and board approval.

ADB also reported that it closed a previously announced financing arrangement led by First Associates Investments. The financing arrangement consisted of convertible notes with a term of three years and an adjusted rate of interest of 11%. Each unit was priced at Cdn.$0.31, with each unit consisting of one common share and one half-warrant. Each full warrant may be exercised into one common share for a term of four years at the exercise price of Cdn.$0.50 each. This previously announced financing arrangement generated gross proceeds of approximately Cdn.$1.7 million.

Furthermore, ADB relocated its corporate headquarters to Toronto effective October 24, 2004. The office relocation will enable the Company to reduce its operational expenses by more than Cdn.$100,000 annually.

The Company’s press release dated October 22, 2004 is attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars.

This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations.  These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein.  The Company does not incorporate by reference Exhibit 1 into its Registration Statement on Form F-3 and the prospectus contained therein nor does the Company incorporate by reference any information contained in this report relating to financial forecasts into its Registration Statement on Form F-3 or into the prospectus contained therein.

Exhibits

Exhibit 1 — Press Release dated October 22, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: October 29, 2004	By: /s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer